ALLIED GOLD LIMITED

ASX: ALD | TSX: ALG | AIM: AGLD
www.alliedgold.com.au

NEWS RELEASE

28 February 2011

GOLD PRODUCTION IMMINENT
COMMISSIONING BEGINS - GOLD RIDGE, SOLOMON ISLANDS

Allied Gold Limited's 100%-owned fully-funded 120,000 ounce per annum Gold Ridge gold project in the Solomon Islands has begun commissioning with first gold expected in early March.

All major project construction and refurbishment activities associated with the $150 million redevelopment have been completed. As previously advised, mining activities began in October and more than 200,000 tonnes of ore has been stockpiled in advance of milling and processing activities.

Comment by Executive Chairman Mark Caruso: "It is just 11 months since Allied began redevelopment, construction and refurbishment activities. Allied and its contractors have compressed the project timeline and delivered Gold Ridge six months ahead of previous study estimates. Everyone involved can take great credit in not only delivering the $150 million project, but delivering it on time and on budget. Like all commissioning activities it may take a few months or quarters to move to steady operation - but we eagerly look forward to first gold in coming weeks."

Today, ore was introduced into the semi-autogenous grinding (SAG) mill and then fed to the leach tanks. Last week site staff 'dry commissioned' or tested various parts of the project including the elution and electro winning circuits and the gold room.

Gold Ridge has a minimum mine life of 10 years with an expected mine average grade of 1.7 grams per tonne and gold recoveries to average 82 per cent.

Mining commenced in early October 2010 from the Valehaichichi pit. Commissioning and ramp up during the first 3-6 months will initially use lower grade ore which may result in recoveries commencing in the low to mid 70 per cent range before high-grade Namachamata pit ore is blended.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 408 004 848
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	Merlin PR, United Kingdom	+44 20 7726 840

ABOUT ALLIED GOLD

Allied Gold is an emerging 200,000 ounce per annum gold producer with production and exploration assets in Papua New Guinea and the Solomon Islands approximately 3 hours by plane from Brisbane, Australia. The company's 100%-owned Simberi gold mine is 45 kilometres from Lihir Island in the New Ireland province of Papua New Guinea. Simberi commenced gold production in 2008, produced 64,000 ounces in 2009-10 and its process plant is being expanded to a throughput of 3.5 Mtpa to produce 100,000 ounces per annum by late 2011. Allied Gold acquired Gold Ridge in the Solomon Islands in late 2009 when it acquired Toronto-listed Australian Solomons Gold. Allied has invested $150 million to refurbish and redevelop Gold Ridge which is expected to produce an average 120,000 ounces per annum for a minimum ten years.

Allied Gold Limited is listed on the ASX, TSX and the London AIM exchanges.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC)

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396